UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Fiscal Year Ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to

Commission file number 1-16455
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
RRI Energy, Inc. Savings Plan
(Formerly, the Reliant Energy, Inc. Savings Plan)
P.O. Box 3795
Houston, TX 77253-3795
B.	Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:
RRI Energy, Inc.
1000 Main Street
Houston, TX 77002

RRI ENERGY, INC. SAVINGS PLAN
The following schedules required by the Department of Labor’s regulations are omitted due to the absence of the conditions under which they are required:

Schedule of Reportable Transactions

Schedule of Nonexempt Transactions

Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

Schedule of Leases in Default or Classified as Uncollectible

Schedule of Assets Acquired and Disposed of Within the Plan Year

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants in the RRI Energy, Inc. Savings Plan (formerly, the Reliant Energy, Inc. Savings Plan):
We have audited the accompanying statements of net assets available for benefits of the RRI Energy, Inc. Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ MELTON & MELTON, L.L.P.
Houston, Texas
June 26, 2009

RRI ENERGY, INC. SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	December 31,
	2008	2007
ASSETS:
Investments, at fair value	$318,945,016	$455,969,491
Contributions Receivable-Employer	1,754,036	4,254,592

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	320,699,052	460,224,083

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	761,333	(411,462)

NET ASSETS AVAILABLE FOR BENEFITS	$321,460,385	$459,812,621

See notes to financial statements.

RRI ENERGY, INC. SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS, LESS LOSS ON INVESTMENTS:
Contributions:
Employer	$19,226,619
Participant	24,057,803

Total contributions	43,284,422
Loss on Investments:
Interest	3,007,500
Dividends	11,171,425
Net depreciation in fair value of investments	(170,713,557)

Total loss on investments	(156,534,632)
Assets transferred in, net	526,902
Other Income	5,526

Total additions, less loss on investments	(112,717,782)

DEDUCTIONS:
Benefits paid to participants	25,508,722
Administrative expenses	125,732

Total deductions	25,634,454

NET DECREASE	(138,352,236)

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	459,812,621

NET ASSETS AVAILABLE FOR BENEFITS:
END OF YEAR	$321,460,385

See notes to financial statements.

RRI ENERGY, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN

General — The RRI Energy, Inc. Savings Plan (the “Plan”), is a defined contribution plan sponsored by RRI Energy, Inc. (formerly, Reliant Energy, Inc.) covering substantially all of the eligible non-bargaining employees of RRI Energy, Inc. or a subsidiary or an affiliate of RRI Energy, Inc. (collectively, the “Company”) that has adopted the Plan. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility — Employees shall be initially eligible to participate in the Plan as soon as practicable following the date the employee first begins service with the Company. Any participant who terminates service and subsequently recommences service with the Company shall again become eligible to participate in the Plan as soon as practicable following the first date the employee recommences service; provided, however, that each such employee is otherwise eligible to become a participant pursuant to the terms of the Plan.

The Plan was amended to provide for the automatic enrollment of eligible new employees into the Plan effective on the first day of the first full pay period beginning 30 days after the employee has received written notice of such automatic enrollment (the “Automatic Contribution Notice Period”). The initial pre-tax contribution will be 3% of eligible compensation, incrementally increasing by 1% per year each April up to a maximum of 6%. If the employee elects during the Automatic Contribution Notice Period not to make pre-tax contributions, or to make contributions to the Plan in an alternate manner, then the automatic contribution provision will not apply.

Contributions — Participants may elect to contribute to the Plan on a pre-tax and/or after-tax basis through periodic payroll contributions. Pre-tax contributions may be made from 1% up to 50% of the participant’s eligible compensation each pay period. Additionally, participants may elect to make after-tax contributions from 1% up to 16% of eligible compensation each pay period. Active participants who are, or will be, age 50 or older during a calendar year are eligible to make additional pre-tax contributions (“Catch-Up Contributions”) to the Plan for that year in excess of the annual pre-tax contribution limit up to a maximum amount permitted by the Internal Revenue Code (the “Code”).

The Plan adopted a qualified Roth contribution program. Under this program, participants may elect to treat all or a portion of their contributions that would otherwise be eligible to defer as pre-tax contributions as designated Roth contributions, as defined in section 402A(c)(1) of the Code. The total amount of participant pre-tax contributions combined with Roth contributions was limited to $15,500 for 2008 and 2007. The maximum Catch-Up Contribution amount was $5,000 for 2008 and 2007. Any contributions in excess of the pre-tax contribution limit, excluding any Catch-Up Contributions, are made to the participant’s after-tax account, unless the participant elects otherwise. All eligible compensation under the Plan is subject to the section 401(a) (17) limit of the Code. This limit was $230,000 and $225,000 for 2008 and 2007, respectively.

Plan participants who contribute receive Company matching contributions equal to 100% of the first 6% of their contribution. The Company also may make payroll profit-sharing contributions and annual discretionary profit-sharing contributions. The payroll profit-sharing contribution was 2% of eligible compensation, and was limited to the first $102,000 and $85,000 of the participant’s eligible compensation for 2008 and 2007, respectively. The Company may also elect, in its sole discretion, to make an annual discretionary profit-sharing contribution of up to 3% of the participants’ eligible compensation in cash, Company stock or a combination. This contribution will generally be made within 90 days following the end of the Plan year. The annual discretionary contribution receivable at December 31, 2008 and 2007 was approximately $1.8 million and $4.3 million, respectively. Participants do not need to contribute to the Plan to receive either type of profit-sharing contribution.

The Plan was amended, effective January 1, 2008, to provide that eligible compensation for the purpose of annual discretionary contributions includes compensation earned while participating in another qualified plan sponsored by the Company. The amendment also provided for automatic enrollment of employees eligible to participate in the Plan on April 30, 2008 who had not affirmatively elected to make or not to make contributions to the Plan. Such employees are automatically enrolled in the Plan to make pre-tax contributions on the same terms as newly hired employees. Any eligible employee who is enrolled in the automatic contributions arrangement will be provided with a ninety (90) day period (commencing from the first payroll period subject to the automatic contribution) to elect out of the arrangement and withdraw the automatic contributions made on their behalf, adjusted for investment gains and losses. Any employer matching contributions attributable to the returned automatic contributions will be forfeited.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, allocations of Company discretionary contributions, if applicable, any rollover contributions made by the participant and Plan earnings, and may be charged with an allocation of administrative expenses. Participant accounts are funded as soon as administratively possible. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions, the Company’s matching contribution and the Company’s payroll discretionary contribution into various investment options offered by the Plan. The Company’s annual discretionary contribution may be made in cash or Company stock. If the contribution is made in Company stock, participants can transfer this contribution to any available option.

Vesting — Participants are fully vested in their total account balance, including Company contributions, under the Plan.

Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. During the period from July 1, 2006 to December 31, 2006, as a result of Hurricanes Katrina, Rita, and Wilma, and in response to new federal laws and IRS guidance, the Plan was amended to provide loans of up to $100,000 or 100% of the participant’s vested account balance for certain eligible participants entitled to disaster relief. Eligible participants may also request a one-year delay of the scheduled repayment date. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined under the Plan. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — On termination of employment including death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments not to exceed ten years.

Forfeited Accounts — At December 31, 2008 and 2007, forfeited nonvested accounts totaled $164,837 and $89,246, respectively. These accounts will be used to reduce future Company contributions. Company contributions were reduced by $12,373 from forfeited nonvested accounts during 2008.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Presentation — The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Fully Benefit-Responsive Investment Contracts — The Plan accounts for fully benefit-responsive contracts according to Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans (the “FSP”). As described in the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through participation in the Vanguard Retirement Savings Trust, a common/collective trust fund. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the Vanguard Retirement Savings Trust as well as the adjustment of the portion of the Vanguard Retirement Savings Trust related to fully benefit-responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The effect on the 2008 and 2007 financial statements was an increase and decrease to the fair value of investments of $761,333 and ($411,462), respectively.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, as of the date of the financial statements. Actual results could differ from those estimates.

Market Risk — The Plan provides for investments in various investment securities, including CenterPoint Energy, Inc. common stock (closed to new investment) and the Company common stock, that are exposed to certain risks such as interest rate, credit, and overall market volatility. During the year ended December 31, 2008, net depreciation in fair value of investments totaled approximately ($170.7) million due to a significant amount of market volatility that was, in part, a result of a general decline in global economic conditions. Due to the level of risk, changes in the value of investment securities could occur in the near term, and these changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Administrative Expenses — Administrative expenses of the Plan are paid by either the Plan or the Plan’s sponsor as provided in the Plan document.

Payment of Benefits — Benefits are recorded when paid.

Investment Valuation and Income Recognition — Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

3.	ASSETS TRANSFERRED TO THE PLAN

During 2008, assets of approximately $527,000 transferred to the Plan as a result of net plan-to-plan transfers of participant account balances from the RRI Energy, Inc. Union Savings Plan.

4.	INVESTMENTS

Plan assets are held at Vanguard Fiduciary Trust Company (the “Trustee”). The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2008	2007
Mutual Funds:
American Funds: EuroPacific Growth Fund	$16,121,361	$29,493,696
Neuberger Berman Genesis Trust	19,928,125	30,149,659
PIMCO Total Return Fund — Administrative Class	19,390,893	—
Vanguard 500 Index Fund Investor Shares	24,531,633	38,491,929
Vanguard Growth Equity Fund	—	32,030,033
Vanguard Windsor II Fund Investor Shares	22,397,785	37,460,021
Common/Collective Trust Funds:
Vanguard Retirement Savings Trust *	58,997,255	53,968,223
Common Stock Funds:
RRI Energy Common Stock Fund	21,071,115	57,170,040

*	The Vanguard Retirement Savings Trust, a fully benefit-responsive investment contract, as listed above represents the contract value of the Plan’s investment.
During 2008, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value as follows:

Net depreciation
in fair value
of investments
Mutual funds	$(120,451,447)
Common stocks	(50,262,110)

$(170,713,557)

5.	FAIR VALUE MEASUREMENTS

As of January 1, 2008, the Plan adopted the provisions of Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements, for its investments. SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual funds

The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.

Common/collective trust fund

The Vanguard Retirement Savings Trust is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust. The underlying investments of the Master Trust are primarily in pools of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond and securities trusts, and mutual funds. The investments of the Master Trust are valued based on the aggregate market values of the applicable bonds, bond and securities trusts, and other investments and are classified as Level 2 investments.

Common stock funds

The common stock funds consist of the common stock of RRI Energy, Inc., the common stock of CenterPoint Energy Inc. and cash and/or money market investments sufficient to help accommodate daily transactions within each fund and are classified as Level 1 investments.

Participant loans

Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

As of December 31, 2008, the Plan’s investments measured at fair value on a recurring basis were as follows:

	Fair Value Measurements Using Input
	Type
	Level 1	Level 2	Level 3	Total
Mutual funds	$223,808,660	$—	$—	$223,808,660
Common/collective trust fund	—	58,235,922	—	58,235,922
Common stock funds	28,901,662	—	—	28,901,662
Participant loans	—	—	7,998,772	7,998,772

Total	$252,710,322	$58,235,922	$7,998,772	$318,945,016

Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2008 were as follows:

Participant
loans
Beginning balance	$7,278,084
Issuances and settlements (net)	720,688

Ending balance	$7,998,772

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants would remain 100% vested in their account.

7.	RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds and a common/collective trust fund managed by an affiliate of the Trustee, as well as in shares of common stock of the Company. The Plan also provides for loans to participants. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

8.	TAX STATUS

The Plan obtained its latest determination letter dated July 23, 2007, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	SUBSEQUENT EVENTS

On May 1, 2009, the Company completed the sale of its equity interests in its Texas retail entities. As a result of the sale, more than 20% of the Plan participants were terminated which resulted in a partial termination of the Plan. In the event the Plan is wholly or partially terminated, each affected participant’s interest in the Plan’s assets as of the termination date remains 100% vested and nonforfeitable.

Effective May 2, 2009, Reliant Energy, Inc. changed its name to RRI Energy, Inc. and the Plan was amended to reflect the change in the Company’s name.

RRI ENERGY, INC. SAVINGS PLAN
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
As of December 31, 2008
EIN 76-0655566
PLAN 001

( a )	( b )	( c )	( d )	( e )
		Description of investment including
	Identity of issue, borrower, lessor or	maturity date, rate of interest,
	similar party	collateral, par, or maturity value	Cost	Current value

	Mutual Funds:
	American Funds: EuroPacific Growth Fund -- Class A	Registered Investment Company	(1)	$16,121,361
	American Funds: New Perspective Fund -- Class A	Registered Investment Company	(1)	4,714,723
	American Funds: Growth Fund of America -- Class A	Registered Investment Company	(1)	3,269,238
	Artisan International Fund, Investor Class	Registered Investment Company	(1)	4,060,923
	Davis New York Venture Fund, Inc. -- Class A Shares	Registered Investment Company	(1)	1,531,208
	Dodge & Cox Balanced Fund	Registered Investment Company	(1)	8,491,467
	Neuberger Berman Genesis Trust	Registered Investment Company	(1)	19,928,125
	PIMCO Total Return Fund -- Administrative Class	Registered Investment Company	(1)	19,390,893
	T. Rowe Price Equity Income Fund --Advisor Class	Registered Investment Company	(1)	1,140,213
	T. Rowe Small-Cap Stock Fund -- Advisor Class	Registered Investment Company	(1)	2,172,700
	Turner Small Cap Growth Fund -- Class I Shares	Registered Investment Company	(1)	3,826,300
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	(1)	24,531,633
*	Vanguard Capital Opportunity Fund Investor Shares	Registered Investment Company	(1)	5,931,855
*	Vanguard Dividend Growth Fund	Registered Investment Company	(1)	4,062,141
*	Vanguard Growth Equity Fund	Registered Investment Company	(1)	14,903,943
*	Vanguard PRIMECAP Fund Investor Shares	Registered Investment Company	(1)	4,572,215
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	(1)	767,849
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	(1)	898,701
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	(1)	8,703,841
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	(1)	1,643,548
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	(1)	13,201,179
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	(1)	905,998
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	(1)	7,201,180
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	(1)	1,176,317
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	(1)	3,478,097

RRI ENERGY, INC. SAVINGS PLAN
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
As of December 31, 2008 — continued
EIN 76-0655566
PLAN 001

( a )	( b )	( c )	( d )	( e )
		Description of investment including
	Identity of issue, borrower, lessor or	maturity date, rate of interest,
	similar party	collateral, par, or maturity value	Cost	Current value

*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	(1)	528,509
*	Vanguard Target Retirement Income Fund	Registered Investment Company	(1)	1,066,861
*	Vanguard Total Bond Market Index Fund Investor Shares	Registered Investment Company	(1)	15,399,546
*	Vanguard Total International Stock Index Fund	Registered Investment Company	(1)	1,421,922
*	Vanguard Total Stock Market Index Fund Investor Shares	Registered Investment Company	(1)	6,368,389
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	(1)	22,397,785

	Common/Collective Trust Funds:
*	Vanguard Retirement Savings Trust	Common/Collective Trust	(1)	58,997,255

	Common Stock Funds:
	CenterPoint Energy Stock Fund	Company Stock Fund	(1)	7,830,547
*	RRI Energy Common Stock Fund	Company Stock Fund	(1)	21,071,115

*	Participant Loans	Interest rates between 5.0% - 10.5%	$0	7,998,772

	Total assets held for investment purposes			$319,706,349

*	Party-in-interest.

(1)	Cost information has been omitted because all investments are participant-directed.

SIGNATURE
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of RRI Energy, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RRI ENERGY, INC. SAVINGS PLAN
By	/s/ DAVID FREYSINGER
David Freysinger, Chairman of the Benefits
Committee of RRI Energy, Inc., Plan Administrator
June 26, 2009